SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to
Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MAXXAM Inc.
(Name of the Issuer)

MAXXAM Inc. Charles E. Hurwitz Gilda Investments, LLC Giddeon Holdings, Inc. Hurwitz Investment Partnership L.P. Hurwitz Family Foundation Shawn M. Hurwitz
(Name of Person(s) Filing Statement)

Common Stock, $0.50 Par Value; Preferred Stock, $0.50 Par Value (prior to the Reverse Stock Split described herein)
(Title of Class of Securities)

Common Stock – 577913-10-6; Preferred Stock – 577913-20-5 (prior to the Reverse Stock Split described herein)
(CUSIP Number of Class of Securities)

Bernard L. Birkel Corporate Secretary 1330 Post Oak Boulevard, Suite 2000 Houston, Texas 77056-3058 (713) 975-7600
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
With Copies To: Geoffrey K. Walker Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002-3090 (713) 220-4757

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
$1,806,000	$100.77

*
Pursuant to Rule 0-11(b)(1) and Fee Rate Advisory #5 dated March 11, 2009, the transaction valuation equals the value of the securities proposed to be acquired and the filing fee equals $55.80 per million of the transaction value, in each case based on the cash out prices proposed to be paid for the estimated numbers of shares of Common Stock and Class A Preferred Stock proposed to be acquired in the Rule 13e-3 Transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid:	100.77

Form or Registration No.: Schedule 13E-3

Filing Party: MAXXAM Inc., Charles E. Hurwitz, Gilda Investments, LLC, Giddeon Holdings, Inc., Hurwitz Investment Partnership L.P., Hurwitz Family Foundation, and Shawn M. Hurwitz

Date Filed: August 26, 2009

INTRODUCTION

This Amendment No. 6 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MAXXAM Inc. (“MAXXAM” or the “Company”), a Delaware corporation, Charles E. Hurwitz, Gilda Investments, LLC, a Delaware limited liability company, Giddeon Holdings, Inc., a Delaware corporation, the Hurwitz Investment Partnership L.P., a Texas limited partnership, the Hurwitz Family Foundation, a Texas nonprofit corporation, and Shawn M. Hurwitz.

The Amendment is being filed in order to report the results of a December 23, 2009 special meeting of the Company’s stockholders (the “Meeting”) and various related matters.  The Meeting was for the purpose of considering an amendment (the “Amendment”) to the Company’s Restated Certificate of Incorporation to effect a 1-for-250 reverse stock split of MAXXAM’s common and preferred shares (the “Reverse Stock Split”) and thereby enable the Company to terminate its SEC-registered status.  The Amendment was presented to stockholders as three proposals, each of which was approved by the Company’s stockholders (see below).  The following describes such proposals and sets forth the stockholder vote with respect to each proposal (a total of 11,240,827 votes were entitled to be cast with respect to each proposal):

•	To reverse split on a 1-for-250 basis the Company’s common stock – 10,209,312 votes for; 717,470 votes against; 20,767 abstentions; and -0- broker non-votes.

•
To reverse split on a 1-for-250 basis the Company’s Class A $0.05 Non-Cumulative Participating Convertible Preferred Stock (the “Class A Preferred Stock”) – 9,909,847 votes for; 680,817 votes against; 5,594 abstentions; and 351,291 broker non-votes .

•
To reverse split on a 1-for-250 basis the Company’s authorized Class B Junior Participating Preferred Stock (the “Class B Preferred Stock”) – 9,910,012 votes for; 680,780 votes against; 5,466 abstentions; and 351,291 broker non-votes.

Approval by the Company’s stockholders was subject to final action by the Company’s Board of Directors as to whether to proceed with the Reverse Stock Split.  Following the Meeting, the Board of Directors voted to proceed with the Reverse Stock Split, and the Amendment was filed with the Delaware Secretary of State on December 23, 2009.  On December 30, 2009, the Company’s transfer agent, American Stock Transfer & Trust Company, LLC,  mailed the Company’s stockholders a letter of transmittal and related materials indicating that the Reverse Stock Split had been effectuated and instructing them how to exchange their certificates.  The CUSIP numbers for the Company’s post-split common stock and Class Preferred Stock are as follows:  common stock – 577913 304; Class A Preferred Stock – 577913 403.

As a result of the Reverse Stock Split, (a) each stockholder owning fewer than 250 shares of MAXXAM common stock immediately prior to the Reverse Stock Split will receive $11.00 in cash, without interest, for each such share; (b) each stockholder owning fewer than 250 shares of MAXXAM preferred stock immediately prior to the Reverse Stock Split will receive $11.75 in cash, without interest, for each such share; and (c) each stockholder owning 250 or more common or preferred shares immediately prior to the Reverse Stock Split will receive one share for each 250 shares so held and $11.00 in cash, without interest, for each common share in excess of 250 or any multiple of 250 and $11.75 in cash, without interest, for each preferred share in excess of 250 or any multiple of 250.  The definitive Proxy Statement referenced below describes the various changes that occurred to the Company’s common and preferred stock as a result of the Reverse Stock Split.

On December 28, 2009, the NYSE Amex filed a Form 25 with the SEC regarding removal of the Company’s common stock from listing on the NYSE Amex.  The Company’s post-split common stock is now being quoted on the limited information tier of the pink sheets under the symbol “MAXX.”  The Reverse Stock Split reduced the number of stockholders of record of the Company to less than 300, and the Company is contemporaneously herewith filing with the SEC a Form 15 to terminate its SEC reporting obligations under the Exchange Act.

The information contained in the Company’s definitive Proxy Statement, filed with the SEC on November 18, 2009, and Supplement to Proxy Statement, filed with the SEC on December 7, 2009, including all schedules, exhibits, appendices and annexes to each, are hereby expressly incorporated herein by reference in their entirety.  All information contained in this Amendment concerning the Company has been supplied by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 7, 2010	MAXXAM INC /s/ Charles E. Hurwitz
Charles E. Hurwitz Chief Executive Officer

/s/ Charles E. Hurwitz
Charles E. Hurwitz

GILDA INVESTMENTS, LLC /s/ Charles E. Hurwitz
Charles E. Hurwitz President

GIDDEON HOLDINGS, INC. /s/ Charles E. Hurwitz
Charles E. Hurwitz President

HURWITZ INVESTMENT PARTNERSHIP L.P. /s/ Charles E. Hurwitz
Charles E. Hurwitz Managing General Partner

HURWITZ FAMILY FOUNDATION /s/ Charles E. Hurwitz
Charles E. Hurwitz President

/s/ Shawn M. Hurwitz
Shawn M. Hurwitz

MI Sched 13E-3 Amend't No. 6 (1-2010).final.BLB.doc